CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF

Toll Free 1.800.667.1870

www.canalaska.com

FURTHER AIRBORNE GRAVITY SURVEY

HELMER LAKE PROJECT,

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Highlights:

▪

Second airborne survey

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2,259 line km of high resolution gravity-
gradiometry survey at Helmer Lake

▪

February 2005 VTEM TM survey profiled strong
magnetic and electromagnetic targets

▪

Extensive summer fieldwork details alteration
zones and uranium boulder trains

October 11, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that a second airborne survey, using BHP Billiton's Falcon™ high-resolution airborne gravity-gradiometry system over its Helmer Lake property, is underway.  The property is located on the northern rim of the Athabasca Basin near the Fond du Lac uranium deposit.

CanAlaska Ventures Ltd.
N
S
E
W
NE Project
Lake Athabasca
Helmer
Alberta
Hodgson
Waterbury
Arnold
West McArthur
Cree West
McTavish
Moon
Geikie
Cree East
Key
Legend
Uranium Deposits
Athabasca Basin
CanAlaska Projects
Other Dispositions
Exclusions
CanAlaska Projects in Hectares
Total Hectares - 671,253 (1,658,666 Acres)
Alberta - 128,912
Arnold - 24,285
Cree East - 26,906
Cree West - 12,860
Geikie - 4,835
NE Project - 198,438
Helmer - 43,609
Hodgson - 30,262
Key - 5,493
Lake Athabasca - 104,347
McTavish - 38,282
Moon - 4,785
Waterbury - 12,417
West McArthur - 35,822
CVV Project Locations In the Athabasca Basin
Map Drafted by Brian King, June 2005
1:1,500,000
0
25
50
100
150
200
Kilometers

News Release

October 11, 2005

CanAlaska Ventures Ltd. News Release, October 11, 2005 – Page 2

The Company has previously flown a deep penetrating electromagnetic VTEM™ survey over its land position in this area.  This survey was successful and gave the Company detailed information on a major magnetic feature with a strong conductive halo, as well as major structural disconformities.  Previous surveys had indicated boulder trains with up to 2.4% U3O8.  Extensive prospecting and boulder sampling this summer has confirmed at least four areas of highly anomalous clay alteration and coincident uranium rich boulder trains. The "unconformity" target in this area is between 200 and 300 metres in depth.  There are further areas to the south side of the property which are up to 800 metres in depth due to major topographic relief coincident with the Grease River fault zone.  This fault zone is considered by the Company to play an integral part in the localization of uranium mineralization in the area.

BHP Billiton's “Falcon™” high-resolution airborne gravity-gradiometry system measures very subtle changes in the earth's gravitational field while simultaneously collecting magnetic and radiometric data. This data will be used to enhance drill target areas.

Investor Contact:: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors,

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 11, 2005